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DATE:          November 11, 1998

FROM:          Eltrax Systems, Inc.
               2000 Town Center
               Suite 690
               Southfield, MI  48075
              (Nasdaq:  ELTX)

               William P. O'Reilly      (248) 358-1699

FOR IMMEDIATE RELEASE

ELTRAX AND SULCUS TO FORM AN INFORMATION TECHNOLOGY LEADER.

Southfield, MI - Eltrax Systems, Inc. (Nasdaq SmallCap: ELTX) and Sulcus Hospitality Technologies Corp. (Amex: SUL) today jointly announced the execution of a final merger Agreement pursuant to which Sulcus will become a subsidiary of Eltrax. Sulcus is a global leader in the design, development and marketing of technology solutions that are used in the hospitality and tourism market to improve the management of business-critical information and data, with offices, distributors and agents worldwide. The combined companies will produce over $100 million in revenue in 1998 with over one-third of that being derived from services.

Under the terms of the Agreement, Eltrax will acquire Sulcus by exchanging
0.55 shares of Eltrax common stock for each share of Sulcus stock. There are approximately 18,475,000 shares of Sulcus stock outstanding on a fully diluted basis, and therefore, approximately 10,156,000 shares of Eltrax stock (including share equivalent options) will be issued in this transaction. The closing price of Eltrax common stock on November 11, 1998 was $6.50 per share, and therefore, the total value of this transaction is approximately $66 million. The Sulcus shareholders will own 42.5% of the Eltrax shares after closing, on a fully diluted basis. The Eltrax acquisition of Sulcus has been approved by the Boards of Directors of both companies, and the closing is contingent upon approval by the shareholders of both companies. Both companies expect to schedule shareholders' meetings in early 1999, and to complete this transaction in the first quarter. William P. O'Reilly will remain the Chairman and Chief Executive Officer of Eltrax and Leon Harris, the Chief Executive of Sulcus, will become the President and Chief Operating Officer. Eltrax expects to account for this transaction using the pooling-of-interests method.

William P. O'Reilly stated that, "This acquisition is the most significant transaction in the history of our Company. In addition to doubling the size of our Company, we expect the combination to contribute significantly to profitability and the enhancement of shareholder value. The combined Company will offer our customers the most advanced technology available in the managed network services business and in our hospitality business. The primary Eltrax strategy remains the formation of a leading information technology services company, through acquisition and internal growth. Our acquisition of Encore Systems in September of this year expanded our vertical market expertise in to the hospitality industry to include advanced industry applications. With the Sulcus acquisition, we will become the worldwide information technology services leader in the hospitality industry, offering a complete information technology solution to that

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important vertical market.  The combined technology of Encore and Sulcus will be the best available in the world; the geographic reach of the combined businesses will be second to none in our industry; and the ability to provide complete applications and network solutions to our customers will open many new doors. There is no doubt in my mind that our network services technology will be a driving force for growth in the hospitality market. Sulcus is also a leader in restaurant point-of-sale systems which expands the vertical markets that we serve from our current vertical penetration in banking, education and hospitality."

Mr. O'Reilly went on to comment that "This acquisition has several other significant benefits to Eltrax and the combined business. Sulcus brings a strong, professional sales force in more than 80 locations, in 20 countries all over the world, which will greatly expand the opportunities for the
existing Eltrax services and systems.   Sulcus also brings experienced senior
management, as well as key management in the field. We are excited about working with Leon Harris to combine these businesses. Finally and significantly, the combined companies will enjoy a very strong balance sheet. Sulcus will add over $25 million in shareholders' equity and approximately $6 million to cash."

Leon Harris commented "Our customers are now deriving competitive advantage through their use of business-critical applications, such as e-mail, reservations systems, property management systems, financial applications, retail point-of-sale applications and customer service systems. In the future, all of these applications will depend on enterprise networks, which
are themselves becoming more complex and mission-critical.   While our
application products have given our customers a new level of performance, we have found that our customers want to leverage these applications across their networks. In many cases, our customers look for a single source for application expertise and for network design, implementation and management expertise. By combining our technology with the next generation software technology from Encore and with the network services technology of Eltrax, we will be able to provide our customers with comprehensive information and performance management across their networks, an industry first."

Some of the preceding statements in this press release constitute "forward-looking statements" within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. Examples of words indicating forward-looking statements are "expects" and "will." These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Please see the section entitled "Certain Important Factors" of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, which is incorporated by reference in this press release, for a list of such uncertainties and factors. The Company undertakes no obligation to publicly update or revise any forward-looking statement whether as a result of new information, future events, or otherwise.

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Eltrax will host a conference call to discuss this announcement at 4:30 p.m.
(EST) on Wednesday, November 18, 1998. To participate in the conference call, please dial 1-800-633-8580. There will be a playback available from approximately 5:30 p.m. (EST) on November 18, 1998 for two business days by dialing 1-800-633-8284 (access #1851279).

Eltrax Systems, Inc. is a nationwide managed network services and information technology company. Eltrax markets managed network solutions, using proprietary and generic communications products and services for enterprise-wide networks, and is a leading provider of proprietary software products and technology services to the hospitality industry. The Company's shares are traded on the Nasdaq SmallCap market under the symbol ELTX. The Company's website is www.eltrax.com.